
save for good®

Fabien Lamaison (He/Him) · 2nd

Founder & CEO @ bunny.money

Talks about #fintech, #nonprofits, #communities, #impactfinance, and #purposeeconomy

San Francisco, California, United States · Contact info

3,482 followers · 500+ connections

bunny.money

Experience

Founder & CEO
bunny.money
Nov 2020 – Present · 1 yr 1 mo
San Francisco, CA

bunny.money helps customers save & donate to positively impact the future, while Nonprofits can fundraise for free! We aim to make wealth & philanthropy accessible to everyone! We are a Public Benefit Corporation incubated at:
- "Silicon Fintech Bay" Fintech consortium accelerator in Redwood City, CA
- "Le Village by CA" Credit Agricole's accelerator in Nantes and Brest, France

Guest Lecturer
University of California, Berkeley, Haas School of Business
Oct 2019 – Sep 2021 · 2 yrs
Berkeley, California, United States

Regular speaker at Pr. Gregory La Blanc's Fintech class for the MBA and Master of Financial Engineering programs.
Topic: Fintech, US emerging Fintech & DeFi apps, bank-as-a-platform, consumerization in banking, innovation at scale for Financial Institutions

Fintech & Product Strategist
Fahrenheit 212 · Contract
Aug 2020 – Oct 2020 · 3 mos
San Francisco Bay Area

Studied product commercialization potential & requirements to scale business

Innovation & Fintech advisor
Capgemini · Self-employed
May 2018 – Aug 2020 · 2 yrs 4 mos
San Francisco Bay Area

Chief Technology & Innovation office / Applied Innovation Exchange:
- Fintech advisor for large US & European banks
- Mentor for new product & business creation
- Coach for Lean Portfolio Management, scaled agile (SAFe) ...see more

Odigo
5 yrs 8 mos

Head of Innovation lab
Self-employed
May 2018 – Aug 2019 · 1 yr 4 mos
San Francisco, California, United States

Managed "Odigo Experience Centers" labs:
- Researched and defined the horizon investment approach to the future of contact center

- Led R&D team & prototyping: ML routing, webRTC, AR field service, blockchain & IoT

Head of Strategy & innovation
Self-employed
Sep 2016 – Apr 2018 · 1 yr 8 mos
San Francisco Bay Area

- Kickstarted "Digicare", a digital health platform for Patient engagement and Patient Support Programs based on Odigo.
- Defined Odigo US growth strategy, contributed to product marketing, set up partnerships, and managed relationships with analysts

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Education

ENIB
Master of Science - MS, Engineering with a dual major in mathematics and computer science.
1993 – 1999
Activities and Societies: President of Students Government & Sports Association

Licenses & certifications

Adult and Pediatric First Aid/CPR/AED
American Red Cross
Issued Dec 2019 · Expires Dec 2021
Credential ID 18EGKS

See credential

Volunteer experience

CFO
Extra-ordinaire
Dec 2020 – Present · 1 yr
Health

We are a nonprofit organization supporting athletes and Olympians' transition to life after competitive sports. Join our community at www.extra-ordinaire.org. I help with finance, fundraising, legal & operations